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                            May 6, 2024

       David T. Lougee
       Chief Executive Officer
       TEGNA INC
       8350 Broad Street
       Suite 2000
       Tysons, Virginia 22102-5151

                                                        Re: TEGNA INC
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            Form 8-K filed
February 29, 2024
                                                            Response dated
April 15, 2024
                                                            File No. 001-06961

       Dear David T. Lougee:

              We have reviewed your April 15, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 1, 2024 letter.

       Form 10-K for the fiscal year ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Free cash flow reconciliation, page 40

   1. We note your response to prior comment 2. Please clarify how changing the name of a measure used to review
the performance of your business to "Adjusted free cash flow"
                                                        reflects its nature
(i.e., as a non-GAAP performance measure). In addition, explain how presenting this measure
for a two-year period is consistent with the requirement per Item
                                                        10(e)(1)(i)(B) of
Regulation S-K to reconcile a non-GAAP measure to the most directly comparable measure
calculated and presented in accordance with GAAP. Also, as noted
                                                        in our prior comment,
help us better understand why you appear to be making cash-based adjustments to a
non-GAAP performance measure. We refer you to Questions 100.04 and
                                                        100.05 in the
Compliance and Disclosure Interpretations on Non-GAAP Financial
 David T. Lougee
TEGNA INC
May 6, 2024
Page 2
         Measures.
        Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-
3488 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameDavid T. Lougee                          Sincerely,
Comapany NameTEGNA INC
                                                           Division of
Corporation Finance
May 6, 2024 Page 2                                         Office of Technology
FirstName LastName